EXHIBIT E

                          [OMI Corporation Letterhead]

VIA FACSIMILE
011-44-20-7653-1115
-------------------

June 2, 2004


Nicholas Hartley
Chairman of the Board of Directors
Stelmar Tankers (UK) Ltd.
76 Watling Street
London EC4M 9BJ
England, United Kingdom

Mr. Hartley:

I was pleased to learn last Friday that Stelmar had retained Morgan Stanley and Jefferies to assist the Stelmar Board in its evaluation of our offer. Although I believe this demonstrates that the Stelmar Board is considering our offer, I remain concerned by the deliberately slow pace at which the Stelmar Board has been proceeding and by the complete lack of direct communication from you since our meeting on May 18th. Simply put, the actions taken by the Stelmar Board in response to our offer leave me with doubts about whether the Stelmar Board is committed to acting in the best interests of all Stelmar shareholders.

It was in that regard that I viewed with great disappointment yesterday's disclosure of amendments made to Stelmar's by-laws. These by-law amendments, approved by the Board of Stelmar, entirely eliminate the rights of Stelmar shareholders to call a special meeting and to act by written consent -- rights they previously held. Moreover, other amendments made to the by-laws impose technical hurdles that Stelmar shareholders must now contend with in order to take part in the corporate governance of Stelmar, including certain amendments that make it more difficult for a Stelmar shareholder to remove a director and to submit a proposal at an annual meeting. I would have thought Stelmar and its Board would have commenced substantive discussions about our offer by now rather than take dilatory steps in an effort to thwart our offer, disenfranchise shareholders and frustrate the apparent will of the Stelmar shareholders.

Additionally, there appears to be some confusion in the marketplace with respect to the background of our offer and OMI's intentions. Therefore, today, OMI is making an amended 13D filing in an effort to further stress the importance of timing and to help clear up market confusion. We understand that amended 13D filings also are being made by Stelshi Holding Ltd., Stelchi Holding Ltd. and Stelphi Holdings Ltd. This letter is being filed as an exhibit to OMI's 13D amendment.

I understand it takes time to get organized in a situation like this, but I am surprised and concerned about the lack of any response to our offer made more than two weeks ago. It is my understanding that many Stelmar shareholders have a similar view. We publicly disclosed our offer on Monday, May 17, 2004. As you requested during our brief meeting in London on May 18th, we put our offer in writing and delivered to you an offer letter on Thursday, May 20th. From May 19th through May 25th, we made numerous attempts to discuss our offer with you by telephone. Not one of our phone calls has been returned.

The passage of too much time will not serve the best interests of Stelmar shareholders. When we announced our offer on May 17th, the exchange ratio represented a 35% premium to Stelmar's closing price the day prior to the announcement of our offer. Our offer further provides Stelmar shareholders with an opportunity to participate in the upside potential of the combined company, which will be one of the leading tanker companies in the world. However, you and your shareholders should recognize that time is of the essence. We believe the support of the Haji-Ioannou family is necessary to consummate a transaction and we have their support only until July 15th, unless we reach an agreed-upon transaction with Stelmar. Although I remain hopeful that we can begin substantive discussions about our offer in the very near term, the actions of Stelmar and its Board to date, especially the approval of the recent by-law amendments, leave me unconvinced.

In an effort to stress the importance of timing and to facilitate the acceptance of our offer, we are amending our initial offer to provide that our offer will expire on Wednesday, June 9, 2004, unless prior to such date we have commenced substantive discussions with Stelmar about our offer. June 9th will be more than 3 weeks since we made our offer known publicly, but still provides sufficient time for your advisors to evaluate our offer and to commence mutual due diligence and the negotiation of a definitive agreement. It also provides OMI with flexibility necessary to pursue other options to facilitate the acceptance of our offer in the event we do not commence substantive discussions by such date. In the event we determine that pursuing such other options is appropriate, I cannot provide you with any assurance that the terms of our current offer will remain unchanged given the additional cost associated with pursuing those options, the additional time required, and the more limited due diligence that likely would be available if we proceeded down a more unilateral path. Alternatively, OMI may determine that pursuing another option is imprudent and may abandon our proposal completely in the event we are unable to commence substantive discussions about our offer. This remains an option for OMI at any time.

I have stated several times since May 17th that we are interested in an agreed-upon, friendly transaction with Stelmar. This was our intention from the beginning and remains our intention today. I believe this will deliver the best transaction to our respective shareholders. In our amended 13D filing today we make it clear that to increase the chances of consummating a successful transaction with Stelmar it was necessary to have support from the Haji-Ioannou family. To get that support, we believe we had little choice but to enter into the standstill and support agreements with them. We entered into the agreements to facilitate the acceptance of our offer, not to put us at odds with Stelmar and its Board of Directors. As the amended 13D filings demonstrate, Stelios Haji-Ioannou had discussions with investment bankers and considered a Stelmar business combination with other industry participants contemporaneously with the commencement of discussions with OMI, and furthermore, Stelios Haji-Ioannou and I separately notified you of our agreements with the Haji-Ioannou family before we concluded the agreements. To be clear, in our agreements, OMI committed to make the offer to Stelmar, and there are clear incentives for OMI and the Haji-Ioannou family to reach an agreed-upon, friendly transaction with Stelmar.

We arrived at the key terms of our offer after extensive negotiations with Stelios Haji-Ioannou and his advisors. The negotiated offer we have made is compelling and is the product of intensive negotiations with the founder of Stelmar and members of the family accounting for the largest shareholding in Stelmar. The offer reflects a large premium to the closing price of Stelmar prior to the existence of the offer, and Stelmar's shareholders will be entitled to receive a larger percentage of the combined company shares than is warranted by the 2003 and estimated 2004 contribution of Stelmar's earnings or cash flow. Stelmar shareholders will benefit from having an ownership interest in one of the leading tanker companies in the world, with capital market benefits stemming from a large public float and the related significant liquidity of the shares. We are therefore not surprised that the public shareholders of Stelmar appear to be overwhelmingly supportive of OMI's proposed transaction. In light of this background, which is more fully described in our amended 13D filing, we urge you not to view our offer as merely a starting point for further negotiations.

I understand many of the issues facing your Board. In an effort to address some of those issues we will provide to Stelmar's Board a superior proposal termination right in the event Stelmar receives a proposal that is financially more attractive than OMI's offer after entering into a definitive agreement with OMI. We are prepared to provide this right for the Stelmar Board because we have a high degree of confidence that the Stelmar shareholders will agree that our offer is compelling. I would hope and expect that this would be viewed as providing a significant measure of flexibility for the Stelmar Board as it discharges its duty to shareholders. This should make it easier for the Stelmar Board to enter into an agreement with OMI sooner and let the shareholders of Stelmar decide whether the OMI offer is acceptable.

The other terms of our offer remain as initially outlined in our May 20 offer letter.

Again, all of our efforts to date have been with a view toward reaching an agreed-upon, friendly transaction with Stelmar, and I continue to hope we can work together toward that end. I believe that your shareholders and ours would be well served by us now moving beyond the focus on the form of our offer and into a discussion of the substance of our offer.

I look forward to hearing from you soon.

Sincerely,

/s/ Craig H. Stevenson, Jr.
----------------------------
Craig H. Stevenson, Jr.